SUB-ITEM 77H:  Changes in control of registrant


Federated Total Return Government Bond Fund
(Registrant)




As of January 31, 2017, State Street Bank and
Trust Company as Trustee of the Trust for New
York State Deferred Compensation Plan has attained control of the Registrant by acquiring
37.95% of the voting securities of the Registrant.